Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 27, 2014

TO:	All Medtronic employees
FROM:	RS Global Rewards
DATE:	June 27, 2014

Dear Colleagues,

On June 15, 2014, Medtronic and Covidien publicly announced Medtronic’s intent to acquire Covidien, a global healthcare technology and medical supplies provider. Many of you have questions about the Covidien acquisition and want to understand the tax implications that you have read or heard about.

What You Need to Know

•	In cases where capital gains tax applies on the deemed sale of MDT shares resulting from the acquisition, it applies to everyone. This includes all Medtronic shareholders, employees, Medtronic executives and the Board of Directors.

•	Taxable events will not be triggered until the transaction closes, which is estimated to be fourth calendar quarter of 2014 or in early 2015.

•	Capital gains tax is based on the Medtronic plc stock price at the time the transaction closes to the extent that price exceeds your tax basis in your shares. Generally, your tax basis is what you paid for the shares, plus any ordinary income that you recognized for tax purposes when you acquired the shares. Your taxes will also vary based on the length of time that you have held the shares (i.e., one year or less, or more than one year).

•	Medtronic will provide employees with resources to help understand and prepare for any taxable events, including tax advice services at no cost to employees.

•	In the coming weeks, you will receive additional information about the potential impact of the transaction in the country where you pay taxes, as well as how to access tax advice services at no cost to you.

•	Everyone’s tax situation is different and we encourage you to discuss your situation with your own tax and financial advisors.

Questions will remain in many areas as the integration team works through the details of the acquisition. As decisions are made, our goal is to keep you informed as we move toward closing this transaction in the fourth calendar quarter of 2014 or in early 2015.

Covidien Acquisition Tax Implications Fact Sheet

Scroll down to find two brief fact sheets about the tax impact of the acquisition to Medtronic officers and employees in the U.S. (including Puerto Rico) and outside the U.S.

Covidien Acquisition Tax Implications Information Sessions

The HR Global Rewards team will host eight brief conference calls to review the information contained in the fact sheets below. These optional conference calls will not cover any new information beyond what is described in these fact sheets. You may open the Covidien Acquisition Tax Implications Information Session Outlook invitations below and choose one to join. Please note four sessions are specifically for U.S. (including Puerto Rico) employees, and four sessions are specifically for all other employees.

Covidien Acquisition Tax Implications
Optional Information Session Outlook Invitations
Please select ONE to attend.
These conference calls will not cover any new information beyond what is described in the fact sheets below.

U.S. (including Puerto Rico) Employees	Non-U.S. Employees

July 8, 11:00 a.m. CT	July 6, 10:00 p.m. CT
Add to your calendar	Add to your calendar

July 8, 1:00 p.m. CT	July 7, 10:00 p.m.
Add to your calendar	Add to your calendar

July 10, 10:00 a.m.	July 8, 8:30 a.m.
Add to your calendar	Add to your calendar

July 10, 3:00 p.m. CT	July 10, 8:30 a.m. CT
Add to your calendar	Add to your calendar

Regards,

Ken Fairchild

VP Global Rewards

Fact Sheet – U.S. (including Puerto Rico)

Tax Implications of the Proposed Acquisition of Covidien

The information below applies to all officers and employees of Medtronic who own Medtronic shares.

The following plans will not be impacted as a result of this transaction:

•	Unvested Restricted Stock Units (performance based and time based awards)

•	Unexercised Stock Options (vested and unvested)

•	U.S. Medtronic, Inc. Savings and Investment Plan (Medtronic’s 401(k) Plan)

•	This includes the Employee Stock Ownership Plan (ESOP)

•	Puerto Rico Employees’ Savings and Investment Plan

•	U.S. Capital Accumulation Plan (CAP)

•	U.S. Non-Qualified Retirement Plan Supplement (NRPS)

For the following plans, the impact is noted below:

•	Capital gains tax is based on the Medtronic plc stock price at the time the acquisition closes to the extent that price exceeds your tax basis in your shares. Generally, your tax basis is what you paid for the shares, plus any ordinary income that you recognized for tax purposes when you acquired the shares. Your taxes will also vary based on the length of time that you have held the shares (i.e., one year or less, or more than one year).

•	Vested and exercised stock awards

•	If you own Medtronic shares as a result of previously vested Restricted Stock Units (includes performance based and time based awards) or Restricted Stock or the exercise of Stock Options, the shares are subject to any capital gains tax generated at the time of the closing of the transaction; in most cases your basis in those shares will be the market value of the shares on the day RSUs or Restricted Stock vested and the market price of the shares on the day you exercised any Stock Options.

•	The capital gains tax liability is incurred in the calendar year in which the transaction closes.

•	Shares can be sold to cover the tax liability. The sale of shares must be in compliance with Medtronic’s insider trading policy.

•	Global Employee Stock Purchase Plan (ESPP)

•	If you have participated in ESPP, a high level summary of the potential impact of the proposed acquisition is contained in the table below. More detailed information about potential impact on the ESPP will be available in the coming weeks, including examples and actions to help address the issues that are unique to the ESPP.

Purchase Timing	Impact
Shares purchased within 12 months prior to the acquisition transaction date	• The 15% discount will be subject to ordinary income tax and will be added as taxable income to your W-2.

• Any additional gain or loss on the sale is treated as a short term capital gain or loss.

• The tax liability will be incurred for the calendar year in which the transaction closes.

• The restriction on selling shares purchased within 12 months will be waived.

• Taxes will not be withheld from your payment and Social Security and Medicare taxes will not apply.

Shares purchased more than 12 months, but less than 24 months prior to the acquisition transaction date	• The 15% discount will be subject to ordinary income tax and will be added as taxable income to your W- 2.

• Any additional gain or loss on the sale is treated as a long term capital gain or loss.

• The tax liability will be incurred for the calendar year in which the transaction closes.

• Taxes will not be withheld from your paycheck and Social Security and Medicare taxes will not apply.

Shares purchased more than 24 months prior to the acquisition transaction date	• The 15% discount (limited to the gain realized on the sale) will be subject to ordinary income tax and will NOT be added as taxable income to your W- 2.

• Any additional gain or loss on the sale is treated as a long term capital gain or loss. The tax liability will be incurred for the calendar year in which the transaction closes.

• Taxes will not be withheld from your paycheck and Social Security and Medicare taxes will not apply.

Other Tax Implications:

Special Excise Tax: In addition to the capital gains tax that applies to all shareholders, Section 16b Officers of Medtronic may be subject to an additional excise tax that is applied to unvested restricted stock units and unexercised stock options (unvested and vested). Again, this excise tax is in addition to the capital gains tax and it is not applicable to any other employees or retirees of the company. It is a tax applicable only to the Section 16b Officers as well as members of the Board of Directors. Because this excise tax is separate and incremental to the capital gains tax that applies for all shareholders, including Officers of the company, Medtronic will assist Section 16b Officers using a tax “gross-up.” This will result in those shareholders being in the same tax position as all other shareholders.

Fact Sheet – Non-U.S.

Tax Implications of the Proposed Acquisition of Covidien

The information below applies to all officers and employees of Medtronic who own Medtronic shares. The information is based on general tax principles applicable in many jurisdictions. Tax consequences will vary from jurisdiction to jurisdiction and we encourage you to discuss your own situation with your own tax and financial advisors.

The following plans may be impacted as a result of this transaction:

•	Unvested Restricted Stock Units (performance based and time based awards)

•	Unexercised Stock Options (vested and unvested)

For the following plans, the impact is noted below:

•	Capital gains taxes generally are based on the Medtronic plc stock price at the time the acquisition closes.

•	Vested and exercised stock awards

•	If you own Medtronic shares as a result of previously vested Restricted Stock Units (includes performance based and time based awards) or Restricted Stock or the exercise of Stock Options, the shares may be subject to your country’s capital gains tax generated at the time of the closing of the transaction.

•	If you have to pay capital gains tax, you will need to pay this tax at the time your country’s tax regulations require payment.

•	You may wish to sell shares to pay the tax liability, if any, due in your country. The sale of shares must be in compliance with Medtronic’s insider trading policy.

•	Global Employee Stock Purchase Plan (ESPP)

•	If you have participated in ESPP, a high level summary of the potential impact of the proposed acquisition is contained in the table below. More detailed information about potential impact on the ESPP will be available in the coming weeks, including actions to help address the issues that are unique to the ESPP.

Purchase Timing	Impact
Shares purchased prior to the acquisition transaction date	• You may have already paid income and/or social tax on the 15% discount in the country where you pay taxes.

• If you have not already paid income and/or social tax on the 15% discount in the country where you pay taxes, you may be required to pay these taxes on the 15% discount.

• You may be required to pay capital gains taxes and/or income and social taxes in the country where you pay taxes.

• The restriction on selling shares purchased within 12 months will be waived.

Other Tax Implications:

Special Excise Tax: In addition to the capital gains tax that applies to all shareholders, Section 16b Officers of Medtronic may be subject to an additional excise tax that is applied to unvested restricted stock units and unexercised stock options (unvested and vested). Again, this excise tax is in addition to the capital gains tax and it is not applicable to any other employees or retirees of the company. It is a tax applicable only to the Section 16b Officers as well as members of the Board of Directors. Because this excise tax is separate and incremental to the capital gains tax that applies for all shareholders, including Officers of the company, Medtronic will assist Section 16b Officers using a tax “gross-up.” This will result in those shareholders being in the same tax position as all other shareholders.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New

Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.